UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Eagle Supply Group, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

269894 10 1

(CUSIP Number)

James E. Helzer

8110 Russell Curry Road

Arlington, Texas 76001

(817) 572-8963

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

SCHEDULE 13D

CUSIP No. 269894 10 1	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) James E. Helzer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E):
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 3 on Schedule 13D (this “Amendment No. 3”) hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on February 18, 2003 (the “Initial Schedule 13D”) by James E. Helzer (the “Reporting Person”), as amended by Amendment No. 1 thereto filed on May 13, 2003 (“Amendment No. 1”) and Amendment No. 2 thereto filed on August 9, 2004 (“Amendment No. 2”). This Amendment No. 3, together with the Initial Schedule 13D, Amendment No. 1, and Amendment No. 2, are referred to collectively as the “Schedule 13D”. The information set forth in Item 1 below is being included for reference purposes, but no change has occurred with respect to such information. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in Amendment No. 2.

This Amendment No. 3 is being filed to report (a) the sale by the Reporting Person of all of the outstanding shares of Common Stock (defined in Item 1 below) held by the Reporting Person to Gulfco Acquisition, Inc. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Gulfside Supply, Inc., a Florida corporation (“Parent”), in the tender offer by Parent and Purchaser that expired at 12:00 midnight, New York City time, on September 21, 2004, and (b) the cancellation of a warrant to purchase Common Stock previously held by the reporting person (the “Warrant”).

Item 1. Security and Issuer

This Amendment No. 3 relates to shares of common stock, $0.0001 par value per share (“Common Stock”), of Eagle Supply Group, Inc., a Delaware corporation (the “Issuer” or the “Company”), whose principal executive offices are located at 122 East 42nd Street, Suite 1618, New York, New York 10168.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On September 22, 2004, Parent and Purchaser accepted all shares of Common Stock tendered in the Offer for $2.20 per share (the “Offer Price”), net to the seller in cash. All of the shares of outstanding Common Stock owned by the Reporting Person were tendered into the Offer and were accepted for purchase at such time. Additionally, on September 22, 2004, the Company was merged with and into Purchaser, with the Purchaser being the surviving corporation (the “Merger”). Pursuant to the Merger, the Reporting Person’s Warrant was cancelled and converted into the right to receive an amount equal to the product of (a) the excess of the Offer Price over the $1.50 exercise price of the Warrant, and (b) the 1,000,000 shares of Common Stock subject to the Warrant.

The purpose of the sale of the shares of outstanding Common Stock owned by the Reporting Person was to liquidate the investment of the Reporting Person in the Company. The Reporting Person currently does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D with respect to the Company.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

As a result of the acceptance by Parent and Purchaser of the shares of Common Stock tendered by the Reporting Person and the cancellation of the Warrant pursuant to the Merger, the Reporting Person does not own beneficially or of record any shares of Common Stock of the Company.

Page 3 of 5 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following paragraph:

As a result of the acceptance by Parent and Purchaser of the shares of Common Stock tendered by the Reporting Person, the Tender Agreement has terminated.

[Remainder of Page Intentionally Blank]

Page 4 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2004	/s/ James E. Helzer
James E. Helzer

Page 5 of 5 Pages